Exhibit 99.2

FOR IMMEDIATE RELEASE:                            CONTACT: Kimberly Cheseldine
July 20, 1998                                              Frederick Brewing Co.
                                                           301-694-7899 x113

                                                           I.W. Miller Group
                                                           714-833-9001


           FREDERICK BREWING CO. REPORTS GROWTH IN SALES, DISTRIBUTION
     FBC Closes Second Quarter with Revenue and Barrellage Increases of 82%


FREDERICK, MD - Frederick Brewing Co. (NASDAQ: BLUE) announced today that the Company's second quarter, ended June 30, 1998, saw rapid revenue gains and increased distribution. The Company also announced cost-cutting measures and a series of strategic alliances that are expected to boost revenue and improve capacity utilization in future periods.

Frederick Brewing Co. (FBC) gross revenues for the second quarter were approximately $1.6 million on shipments of 8,861 barrels. These sales represent a revenue gain of 82% and a barrellage increase of 82% over the same period last year ($875,000 in revenues on 4,864 barrels shipped).

Second quarter 1998 results are the first to reflect a full quarter's sales of the Company's newly-acquired Wild Goose(R) and Brimstone(TM) brands, sales of which were not included in figures for the second quarter of 1997.

For the first six months of 1998, gross revenues have increased 129% ($2.6 million for 1998 v. $1.14 million for 1997) and shipments have increased 120% (14,657 barrels in 1998 v. 6611 in 1997).

 "We attribute the sales increase to the Company's intensified local marketing efforts, increased distribution of the Hempen(TM) brands, and stronger consumer demand for the Wild Goose(R) and Brimstone(TM) brands," said FBC President and COO Marjorie McGinnis. She also noted that the increases were achieved despite the elimination of several beer styles from the Blue Ridge(R) and Wild Goose(R) product lines. These discontinued products had accounted for approximately ten percent of the combined companies' sales in 1997.

Distribution of the Company's Hempen(TM) brands increased to include the San Francisco Bay Area and Southern California. Authorization for product distribution has been obtained in

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several New York and New Jersey chain stores, including A&P, Food Emporium and
Shop Rite, and nearly 3,000 cases of FBC beer have arrived in China for distribution in June 1998.

Frederick Brewing Co. Chairman and CEO Kevin Brannon stated that the quarter's results were encouraging. "Compared to last year, we sold a lot more beer while reducing our sales and marketing spending and holding our other overhead spending at virtually the same levels." He also said the Company has implemented a cost reduction program, reducing annual personnel expenditures by approximately $200,000 below the levels of the first quarter of 1998. Brannon said five salaried positions have been eliminated and senior managers have accepted salary reductions totaling $37,000 in exchange for grants of restricted stock. Brannon said the savings would be fully realized beginning in the current (third) quarter. The write-off of the terminated investor relations contract eliminates an ongoing charge of approximately $68,000 per quarter, further improving future results.

FBC also announced three strategic alliances that the Company expects to increase plant utilization, margins and revenues by as much as $2 million annually, beginning the fourth quarter of 1998:

         In a joint venture with C&L Brewing Co., a wholly-owned
         African-American firm, FBC will produce a new brand of beer targeted toward a fast-growing influential segment of the marketplace. Marketing is scheduled to begin September 1998 in the Mid-Atlantic region.

         FBC has contracted with Toronto-based, Imported Brands of Canada, an experienced alcohol beverage importer, to represent the Hempen(TM) brands in the highly regulated Canadian market. The first shipments to Ontario should begin in August. Applications are pending in other provinces.

         FBC has executed a letter of intent with AAM Group, Inc., a Maryland importer of Belgian beer, to produce a proprietary brand for export to Northern China. The brand will be distributed in China by the Harbin Brewery, the dominant regional brewer in the province that includes Harbin city, with a population of approximately 5 million.

FBC President and COO Marjorie McGinnis said she could not accurately predict the revenues that would result from these deals, but did say, based on preliminary forecasts, FBC could achieve new revenues of $2 million per year, beginning in the fourth quarter of 1998. "Assuming these relationships are as successful as anticipated, the resulting revenues will go



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a long way toward utilizing our excess capacity, improving our production efficiency and increasing our margins," McGinnis said.

Complete second quarter results will be reported on August 4, 1998. Third quarter reports should be available November 3, 1998.

Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the actual management of growth, competition and other risks detailed in the Company's SEC filings. Actual results may differ materially from such information set forth herein.

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